INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

September 28, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust – File No. 811-21719 (the “Registrant”)
on behalf of the Capital Innovations Global Agri, Timber, Infrastructure Fund

This letter summarizes the comments provided by Mr. Bo Howell of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 24, 2012, regarding Post-Effective Amendment No. 268 to the Registrant’s Form N-1A registration statement with respect to the Capital Innovations Global Agri, Timber, Infrastructure Fund series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 287 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Fee and Expense Table

1.  Please include, as an exhibit to the Amendment, a copy of the fee waiver agreement between the Fund and its investment advisor that is referenced in the footnote to the fee and expense table and confirm that the contractual agreement is for at least one year.

Response:  The Registrant has included a copy of the fee waiver agreement with the Fund’s investment advisor, Liberty Street Advisors, Inc. (the “Advisor”), as an exhibit to the Amendment.  The Registrant confirms that the term of the contractual waiver is for longer than one year from the Fund’s start date.

Principal Investment Strategies – Summary Section

2.  With respect to the definition of Infrastructure, Timber, and Agribusiness Companies, define what “significant” means with respect to its portions of gross income or net profits.

Response:  The Fund defines “significant” in this context as comprising at least 50%.  This definition has been incorporated into the description of infrastructure, timber, and agribusiness companies.

3.  Explain how homebuilding, paper products and paper packaging companies are considered to be timber companies.

Response:  Timber companies are companies that derive at least 50% of their gross income or net profits, directly or indirectly, from ownership, management or lease of forested land and harvest the timber from forested land for commercial use and sale of wood-based products, including lumber, pulp or other processed or finished goods such as paper and packaging. These timber companies include forest products companies, timber MLPs, timber REITs, homebuilding companies, paper products companies, and paper packaging companies.

4.  Confirm whether the Fund intends to concentrate in each of the infrastructure, timber, and agribusiness industries.  Clarify disclosure.

Response:  The Fund does intend to concentrate in each of the infrastructure, timber, and agribusiness industries.  Clarification of the concentration policy has been added in the “Principal Investment Strategies” section and in the description of “Industry Concentration Risk.”

5.  The investment strategy states the Sub-Advisor will construct a diversified portfolio comprised of 60 to 80 companies, however, the risk section includes disclosure for non-diversification.  Clarify disclosure.

Response:  The Fund is a non-diversified fund.  Reference to a diversified portfolio has been deleted.

Principal Risk of Investing – Summary Section

6.  Provide risk disclosure for small- and mid-cap equities.

Response:  The following disclosure has been added:

Small- and Mid-Cap Company Risk.  The securities of small- or mid-capitalization companies may be subject to more abrupt or erratic market movements and may have lower trading volumes or more erratic trading than securities of larger companies or the market averages in general.  In addition, such companies typically are subject to a greater degree of change in earnings and business prospects than are larger, more established companies.

Principal Investment Strategies

7.  With respect to the disclosure regarding master limited partnerships, provide additional detail related to the tax issues related to these types of securities.

Response:  The following disclosure has been added:

To qualify as an MLP for U.S. federal income tax purposes, an entity must receive at least 90% of its income from qualifying sources such as interest, dividends, real estate rents, gain from the sale or disposition of real property, income and gain from certain mineral or natural resources activities, income and gain from the transportation or storage of certain fuels, and, in certain circumstances, income and gain from commodities or futures, forwards and options with respect to commodities, and gain from the sale or other disposition of a capital asset held for the production of such income.  Mineral or natural resources activities include exploration, development, production, mining, processing, refining, marketing and transportation (including pipelines), of oil and gas, minerals, geothermal energy, fertilizer, timber or industrial source carbon dioxide. Currently, most MLPs operate in the energy, natural resources, or real estate sectors.

Management of the Fund

Prior performance for Similar Accounts Managed by the Adviser

8. Confirm whether the prior performance is for three separate composite strategies or if it is one composite strategy combining the three concentrations.  If it is three separate composite strategies, it cannot be included.

Response:  The proposed disclosure regarding prior performance has been removed.  The Registrant has submitted additional correspondence with respect to the proposed disclosure to the SEC staff.  If the SEC staff were to permit the proposed disclosure to be included in the Fund’s prospectus, the Registrant would file an amendment to the registration statement including such disclosure under Rule 485(a) of the Securities Act of 1933.

9. Confirm whether the returns are gross of fees and expenses. If the fees and expense are higher than the Fund’s expense limitation then restate using the higher expense rate.

Response:  The proposed disclosure regarding prior performance has been removed.

Purchases of Shares

Limitation on Frequent Purchases and Redemptions

10.  Provide the policy relating to maximum number of round trips and redemption fees to prevent frequent purchases and redemptions.

Response:  The following disclosure has been added:

In addition, the Fund may take action, which may include using its best efforts to restrict a shareholder’s trading privileges in the Fund, if that shareholder has engaged in four or more “round trips” in the Fund within a one-year period.

Back Cover

11  Update the zip code for the SEC address to 20549-1520.

Response:  The zip code for the SEC address has been updated.

STATEMENT OF ADDITIONAL INFORMATION

Investment Strategies and Policies

Credit Default Swaps

12  With respect to credit default swaps, provide disclosure regarding whether assets are segregated based on full notional value or based on daily market cash settled amounts.

Response:  The following disclosure has been added:

The Fund will segregate liquid assets to cover its obligation under credit default swaps.  To calculate the obligation value, the notional value will be used to segregate liquid assets for selling protection and the cash settled daily mark-to-market value will be used for buying protection.

Investment Restrictions

13.  Clarify the Fund’s fundamental policy on concentration whether it will apply to each of the listed industries.

Response:    The following disclosure has been modified to clarify that the Fund intends to concentrate in each of the three industries:

Invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its net assets) in each of these three industries: infrastructure, agribusiness, and timber;

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360